FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2014

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG

Disclosure:	"Disclosure of share ownership – The Bank of New York Mellon Corporation files a share ownership of 4.57% in Syngenta’s share capital through addition of a direct holder and an indirect holder”

Herewith we furnish a disclosure release related to Syngenta AG. The full text is the following:

# # #

Disclosure of share ownership

Disclosure of share ownership – The Bank of New York Mellon Corporation files a share ownership of 4.57% in Syngenta’s share capital through addition of a direct holder and an indirect holder

Based on Article 20 of the Swiss Stock Exchange Act, Syngenta AG informs as follows:

The Bank of New York Mellon Corporation, One Wall Street, New York, NY 10286, U.S.A., disclosed on January 28, 2014, that its total holding in Syngenta now amounts to 4,255,283 shares (4.57% of the total share capital), split into 4,212,464 registered shares plus ADRs (ISIN US87160A1007, 1 ADR=0.2 share) corresponding to 42,819 shares. Details are available on https://www.six-exchange-regulation.com/obligations/management_transaction/ddeal/login_en.html.

The change in share ownership needed to be reported to the Swiss Stock Exchange because of the addition of BNY Mellon Capital Markets, LLC as a direct holder of shares and BNY Capital Markets Holdings, Inc. as a indirect holder of shares of Syngenta AG as of January 24, 2014.

The contact person within The Bank of New York Mellon Corporation for this notification is Ivan Arias, BNY Mellon Investment Management Services, 144 Glenn Curtiss Blvd., Uniondale, NY 11556, U.S.A.

Basel, Switzerland, January 29, 2014

Syngenta AG

SYNGENTA AG

Date:	January 29, 2014	By:	/s/ Sandra Büerli-Borner
			Name:	Sandra Büerli-Borner
			Title:	Deputy Head Shareholder Services & Group Administration

		By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration